Filed by Cynosure, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Palomar Medical Technologies, Inc.

Commission File No.: 333-187895

Cynosure’s CEO Presents at UBS Global

Healthcare Conference (Transcript)

May 21 2013

Executives

Michael Davin—Chairman, President & CEO

Timothy Baker—EVP & CFO

Analysts

Natalia Medina—UBS

Cynosure, Inc.UBS Global Healthcare Conference Call May 21, 2013 10:30 AM ET

Natalia Medina—UBS

Good morning and thank you for coming to the UBS Global Healthcare Conference in 2013. My name is Natalia Medina; I am happy to be your host for the session. Our next presenters will be Michael Davin, Chairman, President and CEO and Timothy Baker, Executive Vice President, CFO and Treasurer of Cynosure. There will be a breakout session in Liberty I and II after this. Thank you.

Michael Davin—Chairman, President & CEO

Great, thank you. So we’ll jump in on things. Lot’s of forward-looking statements in light of the pending acquisition of Palomar which I will talk about during the presentation. So very exciting first quarter going into 2013 coming off of very strong 2012. We announced on March 18th that we signed a definitive agreement to acquire Palomar. We do believe the combination of the two companies will take us to a world leader, premier leader in aesthetic and laser and light-based technologies of the combined companies. This excellent complementary product overlap as well as market opportunity; both companies have a strong 20-year history of international and global growth and product introductions. We expect the transaction to close at the end of this quarter.

As far as new flagship products that we’ll launch in 2013, we are very excited about the introduction of our PicoSure device which is the industry’s first ever Pico second laser which we launched at the American Academy of Dermatology in March and that product has begun shipping. We are also excited about our initiative with Unilever to introduce light-based technology into the home use market.

As far as our minimally invasive opportunity, we continue to lead the market significantly and market share with our product introduction such as Cellulase which we launched at the beginning of 2012 which is the industry’s first long-term solution for the treatment of cellulite. We just celebrated our first calendar year of having this technology in the market and this is doing extremely well. We also plan to continue to leverage our Smartlipo platform; we recently introduced the technology called Precision TX where doctors are now able to take a minimally invasive approach to treating hyperhidrosis which is sweat glands and also treating the patient neck area. So now physicians have the ability to utilize our Smartlipo Triplex platform to treat a wide variety of high volume cosmetic indications and the minimally invasive approach.

As far the quarter itself, it is a record first quarter for Cynosure in our 22-year history of about $41 million in revenue, up 19% year-over-year. Gross margin was at about 58.2% compared to 57.1% in Q1 of ’12. This is our sixth consecutive GAAP profitable quarter. North America was up 20% year-over-year in Q1 against ‘12 and once again 19%, combined revenues, global revenues compared to 2012.

As far as the market opportunity, we continue to see nice growth in demand for procedures and platform sales on an annual basis by 2016. This must be around $2 billion annually and as a variety of indications we now treat or compared to several years there were one or two indications now there are several to drive this growth and also the worldwide volume for light-based aesthetic treatment we’re seeing increase significantly, expected to be about 32 million procedures worldwide by 2016.

If you look at the analyst projected growth for our industry, about 13.5% compounded annual growth rate from now to 2016. The demand for aesthetic product sales, also there is a new category called skin tightening or body shaping which is growing at a similar rate of about 13% and we also play in that arena from now until 2016.

As far as the demand for our technology, the consumer is driving the demand for cosmetic procedures who wanted to keep a youthful appearance and looking at technology provide a long-term clinical result, certainly physicians as managed care continues to cut fees are looking to bring in revenue that is not capitated or managed by insurance and certainly cosmetic procedures are private paid. So these are real nice revenue vehicles in their practice and we’re seeing a wide range of discipline, whether it’s core derm and plastic surgeons but also OBGYN, internal medicine, family practice, etcetera, wanting to bring in cosmetic procedures in their practice. We will continue to see this trend, and we do believe that we will globally expand our market opportunities.

As it relates to our distribution we are a worldwide company. Last quarter, 52% of our revenue came from outside the United States, 48% came from North America. Really, on an annual average we’re about 50-50 North America to OUS. We had strong; its distribution is very strong, international third-party distributors, 26% of our revenue last quarter consistent of about 27% in Q1 of ‘12. Our European and Asian subsidiaries contributed very nicely, and as we get additional regulatory clearances those markets are expanding and North America had an also an excellent quarter of about 20%.

So key initiatives for our company is certainly our complementary acquisition; I will talk about Palomar acquisition in a minute, but in 2011 we had three acquisition that took place from February to October. We did an excellent job in integrating these acquisitions in to the Cynosure model. All three opportunities had yield excellent top line revenue contributions as well as excellent bottom line growth for the organization. Really has been a great experience for our sales and our management team to integrate these companies as we move towards the Palomar acquisition which is a transformational opportunity for the company and Palomar is one of the industry leaders. We have a lot of respect for the company, it has outstanding technology.

The beauty of combining these two companies is they offer technology to their customers that we do not have available to us today such as intangibles, light technology, fractional technology and diode technology. All three of which we really don’t have in our portfolio. So the compliments in the product portfolio, a large customer base the combine companies have over 20,000 devices installed.

We strengthen our intellectual property portfolio with over 80 patents in the portfolio combined. A global distribution will now be direct in nine countries and also very broad third party distribution model with the combine companies and there is a number of cost synergies, which Tim will go into a little bit as it relates to, as you look at bring the companies together. Both companies combined in 2011, were about 214 million in revenue, 2012 that revenue increased by, our revenue increased 39%, Palomar’s revenue increased 16% which will be 234 million in revenue combined, we did a 153 million as standalone company last year.

First quarter both companies reported the best numbers in our industry. There is only one public company to report remaining and that’s tomorrow that will report. But if you look at Palomar reported 46% growth in Q1 of 2013 compared to Q1 of 2012, and we grew 19%. Combine companies generated about 64 million in revenue in Q1 of this year compared to about 53 million in Q1 of last year. Very strong balance sheet post the transaction and projected of about $87 million in cash with no borrowing and both companies are GAAP profitable in Q1, as I mentioned we have had our six consecutive GAAP profitable quarter at Cynosure.

So if you are looking at combined companies 234 million in revenue exiting 2012, our largest competitor does about 264, so we right on the heels of that and we expect to grow very nicely in 2013 and beyond. Once again as it relates to bringing the companies together from a product portfolio; if you look at Palomar very strong over the industry leaders in intense pulse light and also multi application platform in their Icon where you know we think there’s a very excited opportunity for Cynosure as well as Palomar’s distribution to bring together and move into the global markets.

There are advanced diode technology which is a unique diode packaging approach to be used in home use as well as recent product introduced called Vectus, which is a high powered diode laser really just launched a couple of quarters ago and then the fractional technology and they are 1540 and 2940 fractional blade of technology. So really moves us into these high volume clinical indication categories and broaden our portfolio of technology which also has been expanded with our minimally invasive, the recent launch of PicoSure which I’ll talk about shortly, and certainly Onychomycosis and also hair removal is also a very fast growing opportunity for both companies.

So if you look at distribution worldwide direct in nine countries, North America, we have about 45 reps, they have somewhere around 39. We do see having a North American sales force really in that 80ish number. So we look at seeing the total distribution still being around with the combination number shows here. As revenue from a revenue perspective combined North America generated 52% of the total revenue and the rest of the world was 48%. We are direct in all the major countries and also we even broaden our third party distribution now to cover over 100 countries and 70 distributors compared to the standalone.

If you look at as far as our innovation, we are very excited about the launch of PicoSure which we received FDA clearance for in December of 2012. We are on schedule with our launch which is at the American Academy of Dermatology in March which is a major venue. The dermatologists really understand short pulse technology. We had a very explosive launch at AAD and that was followed also by an excellent launch of the American Society for Laser Medicine and Surgery which is the first week of April. We also are little bit ahead of schedule received our CE mark for PicoSure and we didn’t anticipate offering this product in Europe until the third quarter but I’m pleased to report that we are now offering the product in the second quarter.

So we did train our direct offices in Europe, we will only be selling through our direct offices in Europe for the foreseeable future. But we have trained the officers in April and they have now begun selling the device in the European markets that would be Spain, Germany, France and the United Kingdom. The product is also been available in North America really since right around the March timeframe we launched at AAD.

Picosecond technology is very unique; we’ve been working on this technology for almost 10 years. We believe we have a significant first mover advantage; the first two clinical indications that have been approved by the FDA have been the removal of tattoos and also pigmented lesions. If you look at America alone, 45 million Americans have at least one tattoo and the regret factor is 20%, and up until Pico had been introduced there really hasn’t been a great way to remove tattoos meaning in a way in which you can get a real strong resolution of the tattoo and a minimal number of treatments. Our goal here when we launched this technology was to reduce the number of treatments in half and get a much better resolution of the tattoos.

We’ve been able to demonstrate that, we now have eight clinical papers that have been accepted and presented at the American Society for Laser Medicine and Surgery, a very high level well known and respected KOL, key opinion leaders and I can tell you the technology is we are going to ship it and install it. We are seeing excellent clinical results coming out of the sites that have the technology, but as it relates to tattoo removal our goal was to reduce the number of treatments from 10 to 15 down to five or eight. And to get 80% to 100% resolution versus what is considered the gold standard on the market today nanosecond getting more of a 50% to 70% resolution.

So if you look at the tattoo on the left of the screen, this tattoo would normally require about 10 treatments to remove, it’s not a real sophisticated tattoo, its really just black in color with large lettering. We removed that tattoo in four treatments in three months, and if you think about the patient having to visit to doctor 10 times and they separate the treatments by a month, they take about a year to remove this tattoo and have 10 visits with 10 charges, a charge each visit. They have an average of about $500 to $700 for treatment. We’re able to reduce that number of treatments by say 60%, because we have treated the tattoo four times, a 100% resolution of the tattoo, only four patients visits and we do believe that doctor will be able to charge more because we get greater resolution, with less treatment which is a significant convenience to the patient.

If you look at the right side of the slide, it’s called recalcitrant tattoo. There are millions of these outlets. These are tattoos that have been treated with other technology up until Picosecond has been introduced where the patient that has had a minimum of 10 to 20 treatments, you can see a lot of damage to the tissue but the tattoo is probably still 50% prevalent. Which we’re able to do, doctors now doing Picosecond are contacting these patients that have been treated with this other technology. Say I have the latest and greatest technology to treat tattoos, come to my office and what I can do is I can resolve a good portion of that tattoo that we are unable to address with past technology, and if you can see on the right side of the slide, not only do we significantly remove the balance of that tattoo, but we also significantly enhance the texture of the skin. This has what has led to us believe that this device was very good for scar revision as well as for skin rejuvenation.

As far as our minimally invasive categories, I mentioned that we do lead this category back in 2006. We made a conscientious decision to introduce technology with life based approach to go under the skin, to remove fat and laser lipolysis. We are the first ones to get with our Smartlipo brand, laser lipolysis clearance from the FDA in December of ‘06. If you fast forward to 2012, we were the first company to receive FDA clearance for the treatment of cellulite with a long lasting clinical result, 85% of women have some form of cellulite and there has been no long lasting clinical approach to treating this indication.

So we are very pleased to say the results have been outstanding with this device introduced in the market a little over year ago. Plastic surgeons are very excited about offers in the practice. We’ve also introduced intelligent deliver systems along with this, recently the Precision TX. Now doctors can go into smaller areas in treating the face and the neck and also excessive sweating with hyperhidrosis, so we continue to expand our minimally invasive solution.

If you look at laser lipolysis, this is one treatment or we can go in small incision less aggressive in traditional lipo section, less downtime, less bleeding, less bruising, and you get a significant clinical result and well it’s certainly the leader in laser lipolysis and have been for the last seven years.

If you look at Cellulaze, this is a very different approach, we realize that we had to attack this indication in a three-dimensional way or we had to deplane down the fat cells, we had to cut the fibrotic septae and then we also had to stimulate new collagen.

What happens with cellulite — excuse me post puberty, it doesn’t matter how much you weigh, how much you exercise, it has nothing to do with diet, it’s hormonal. So what happens with women is the cellulite begins to generate post puberty and you get this dimpled effect on the exterior portion of the skin. We realized that the best way to attack it is we need to deplane the fat cells down that are pushing up on the skin, which you see on the left part of the slide.

As you see in the middle of slide, there is something called fibrotic septae, we use this proprietary fiber to be able to then cut or to do what we call a subcision, a laser subcision releasing that septae and then the last thing we do is we generate new collagen and stimulation at the surface of the skin by directing the energy right up into the dermis to create new collagen and elastin

So we now have data that’s out three years, this slide actually shows 1.5 years, but recently the Javits Center in May at the American Society for Aesthetic Plastic Surgery Dr. DiBernardo and Dr. Gordon Sasaki presented three year data and no one has data past one year in treating cellulite and we have a three year data that shows significant improvement with one treatment and treating this area, the area of cellulite with outstanding clinical results and three years out no recurrence of the condition.

So I’m going to turn the presentation over to Tim now for a review of the quarter’s financials. Thank you.

Timothy Baker—EVP & CFO

Thanks Mike. So just to talk a little bit more about the Palomar transaction, the mechanics of the transaction, as Mike said earlier we signed a definitive agreement on March 18, Cynosure is to acquire Palomar at $13.65 a share about a $294 million deal, consideration is 50% cash, 50% stock. There is a fixed exchange collar with the cash true-up at the bottom end of that range, purchase consideration of 5.2 million shares and a $147 million in cash.

As we go forward the management (inaudible) same from the Cynosure perspective and Joe Caruso will be joining us as President and we are excited to have him as part of our management team going forward.

Pro forma ownership, 77% Cynosure, 23% Palomar, and we do expect this thing to be accretive in 2014 for about $8 million to $10 million in expected costs synergies and we are expecting this to close by the end of June.

Some of the synergies that we are looking at obviously are some of the obvious things like public company expenses, board of directors, administration. Some of the things we haven’t talked about are kind of the sell-side synergies and the volume synergies in terms of our products and as

Mike mentioned earlier, we are excited about having the full range of products now to be able to put them through a global distribution and through our direct distribution. So we are excited about top line opportunities as well as there’s clearly some bottom line opportunities in terms of cost savings.

I’ll talk a little bit about our home use initiative. I think most of you know we have relationships with Unilever to bring our technology to the home use market. We’ve always felt that the best opportunity to get this technology into the home use is through a consumer products company, through a market facing partner like Unilever.

One of the things that’s come out of the Palomar opportunity is there’s been a lot of work in terms of home use opportunities in technology and clinical work that have not come to the market yet. We are excited to take that and bring that with our partnership with Unilever and feed that technology and those products and those opportunities through our relationship with Unilever.

Again we feel that they have been able to really get out into the beauty markets and bring our brands to the market with this new technology. So we are excited to take the opportunity of the Palomar technology and put it through that relationship.

As we look at the home use markets, we are continuing to see growth. We are looking at market research seeing 12% compound annual growth to the aesthetic market for home use technology, energy based systems. We did get our product cleared in July of last year. Our role in this relationship was to develop the technology, develop the clinical work and develop the regulatory path. Unilever now is taking that and bringing that to the market and working through the contract manufacturing.

They did introduce the brand at AAD. They had to invite only [physician] to kind of launch the brand of Illuminage which is again wholly owned by Unilever but it will be marketed under the Illuminage brand. You can see that they have developed a whole line of topicals that will go with the device. The device is obviously got a needle that is the handheld laser on its accompanying base, recharging base, so again very elegant, very high level in terms of the appearances of the device and of the topicals and this is the kind of thing that we are expected to and hope to get from our relationship with Unilever is this brand capability that we don’t really have in terms of the beauty brands and the consumer market.

So we are very excited about the look of this, the feel of this and obviously it will be a premium brand in the markets and I said they are moving now towards commercialization and working towards getting up to those initial production builds.

Just looking at our first quarter in a little more detail, as Mike talked about we had a very good first quarter, our largest first quarter ever as a company, up 19% year-over-year. Thing that we continue to do is leverage the operating expense line. If you look at our expenses, it is 50% of revenue, last year 57% of revenue. So we’re continuing that opportunity of driving the top line growth for leveraging that down to the bottom line. 87.7% on the income from operations line versus 2.5 last year and obviously doubling our EPS from $0.06 to $0.12.

So we feel again — we continue to grow, we have a lot of products still in early product cycles. We’re excited obviously with the Palomar product still in early product cycles that we can drive these top lines and continue to leverage that down to the bottom line.

Historically, you can see our revenue continue to grow as a standalone. We had very strong growth obviously from ‘05 to ‘08 and we had the market correction but you can see from ‘09, going back up to 2012, you basically affected that same compounded annual growth rate as we went from ‘09 recovering back up to ‘12 and obviously we had a very good first quarter at 19% growth. So we feel very comfortable that we’re driving that through these new product introductions and these new opportunities internationally particularly.

On our margin side, I think takeaway on this slide is that we continue to improve our margins, the biggest dividend as we look back in to 2008 days when we had that 65% margin, 68% of revenues coming out of North America. What we’ve deliberately done over the last seven years is diversify that base, the geographic base, where as Mike said, we’re about 50%-50% company now between our international business, our domestic business.

Our international business is again, about half of that comes through third-party distributors, some of the different margin metrics there but the nice part is that we’re seeing good stable pricing over the last three, four years. We’re still seeing the stellar value of the technology and the opportunity in the technology and we’re not in a very aggressive price battle right now. So margins again up 15.2 versus 57.1 on a year-over-year basis.

We have a strong balance sheet. We exited the quarter with about $147 million in cash, generating cash again for about the eight quarter in a row. DSOs in good shape. So the point is we saw a very good strong balance sheet, post deals we talked about our pro forma basis we will have about $87 million in cash as a combined company, which again will help us to fuel the growth and look at continued opportunities.

So just in summary again we are at exciting point right now in Cynosure’s history, we have obviously a major acquisition, we’ve demonstrated we can successfully integrate acquisitions for the last couple of years and drive that leverage down to the bottom line, excited about the Palomar opportunity here with again of complementary products and markets and products in early cycle. We all [save] our own products in early cycle with PicoSure and Cellulaze, still getting into the marketplace and we have differentiated our franchise. We are cell leader in minimally invasive but we are contributing that with Smartlipo and Cellulaze and now Precision TX, which is again looking at smaller treatment areas, looking at hyperhidrosis. So, again expanding those baselines and backing that up with continued strong financial performance. Thank you.

FORWARD-LOOKING STATEMENTS

Any statements in this transcript about future expectations, plans and prospects for Cynosure, Inc., including statements about the growth of Cynosure’s business and market acceptance of PicoSure, as well as other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including levels of demand for procedures performed with Cynosure products and for Cynosure products themselves, Cynosure’s ability to maintain its profitability, competition in the aesthetic laser industry, general business and economic conditions, effects of acquisitions that Cynosure has made or may make, Cynosure’s ability to develop and commercialize new products, Cynosure’s reliance on sole source suppliers, the inability to accurately predict the timing or outcome of regulatory decisions, and economic, market, technological and other factors discussed in Cynosure’s most recent Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission. In addition, the forward-looking statements included herein represent Cynosure’s views as of the date hereof. Cynosure anticipates that subsequent events and developments will cause its views to change. However, although Cynosure may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Cynosure’s views as of any date subsequent to the date hereof.

This transcript also contains a forward-looking statement relating to the expected closing of the merger transaction between Cynosure and Palomar. This forward-looking statement is neither a promise nor a guarantee, but involves risks and uncertainties that may individually or mutually impact the matters herein, and cause actual results, events and performance to differ materially from such forward-looking statement. These risk factors include, but are not limited to, failure to receive approval from the stockholders of Palomar or Cynosure or to satisfy other conditions to the parties’ obligations to complete the merger, the risk that competing offers for Palomar will be made and/or other factors, which are detailed from time to time in Cynosure’s and Palomar’s SEC reports, including their reports on Form 10-K for the year ended December 31, 2012, any subsequently filed quarterly reports on Form 10-Q and the Cynosure Registration Statement on Form S-4 (File No. 333-187895). Investors are cautioned not to place undue reliance on this forward-looking statement, which speaks only as of the date hereof. Neither Cynosure nor Palomar undertakes any obligation to release publicly the result of any revisions to the forward-looking statement that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER WITH PALOMAR AND WHERE TO FIND IT

In connection with the proposed Merger, Cynosure, Inc. (“Cynosure”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-187895), as it may be amended from time to time, that includes a joint proxy statement of Cynosure and Palomar Medical Technologies, Inc. (“Palomar”) that also constitutes a prospectus of Cynosure. Palomar and Cynosure also have filed and plan to file other relevant documents with the SEC regarding the proposed Merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by Cynosure and Palomar with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Cynosure’s Investor Relations Department at (617) 542-5300 or CYNO@investorrelations.com, or by contacting Palomar’s Investor Relations Department at (781) 993-2411 or ir@palomarmedical.com.

Cynosure and Palomar and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information about Cynosure’s directors and executive officers is available in the joint proxy statement/prospectus under the heading “Information About Cynosure’s Directors, Officers and 5% Stockholders.” As of April 30, 2013, Cynosure’s directors and executive officers beneficially owned approximately 2.9 million shares, or 17.1%, of Cynosure’s Class A common stock. Information about Palomar’s directors and executive officers is available in Palomar’s Amendment No. 1 on Form 10-K/A filed on April 26, 2013 and in the joint proxy statement/prospectus. As of March 15, 2013, Palomar’s directors and executive officers beneficially owned approximately 2.7 million shares, or 13.1%, of Palomar’s common stock. Additional information regarding the interests of Palomar’s directors and executive officers in the proposed Merger, including information relating to the acceleration of Palomar equity awards; the election of Joseph P. Caruso, Palomar’s President, Chief Executive Officer and Chairman of the Board of Directors, as Cynosure’s President and Vice Chairman of the Board of Directors; amendments to existing Palomar employment agreements; a new employment agreement between Cynosure and Mr. Caruso; indemnification and insurance matters relating to Palomar directors and executive officers; and golden parachute compensation, can be found in the joint proxy statement/prospectus under the heading “Interests of Directors and Executive Officers of Palomar in the Merger.” Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cynosure or Palomar using the sources indicated above.

This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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